UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Western Asset Inflation-Linked Opportunities & Income Fund

(Name of Issuer)

Common Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

95766R104

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033
(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766R104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 14,333,323 (1)
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power 14,333,323 (1)
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,323 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All common shares of beneficial interest, no par value (the “Common Shares”), of Western Asset Inflation-Linked Opportunities & Income Fund (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 61,184,134 Common Shares outstanding as of May 31, 2022, as reported in the Issuer’s Form N-CSR filed on July 28, 2022.

CUSIP No. 95766R104
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 14,333,323 (1)
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power 14,333,323 (1)
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,333,323 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes Common Shares held by Cascade. All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 61,184,134 Common Shares outstanding as of May 31, 2022, as reported in the Issuer’s Form N-CSR filed on July 28, 2022.

This Amendment No. 16 to Schedule 13D (this “Amendment”) relates to the common shares of beneficial interest, no par value (the “Common Shares”), of Western Asset Inflation-Linked Opportunities & Income Fund (the “Issuer”).  This Amendment amends and restates in its entirety the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“WHG”) with the Securities and Exchange Commission on January 9, 2006, as amended on May 3, 2006; September 29, 2008; April 22, 2009; May 1, 2009; July 14, 2011; August 9, 2011; August 17, 2011; December 9, 2011; December 11, 2013; December 11, 2014; December 16, 2014; January 2, 2015; January 15, 2015; February 12, 2015; and April 6, 2015.

Item 1.	Security and Issuer

This statement relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 620 Eighth Avenue, 47th Floor, New York, NY 10018.

Item 2.	Identity and Background

(a)     This statement is being filed jointly by Cascade and WHG (together, the “Reporting Persons”).

(b)     The business addresses of the Reporting Persons are as follows:

•         Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•         WHG: 500 Fifth Ave North, Seattle, Washington 98109

(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. WHG controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Bill & Melinda Gates Foundation (the “Foundation”) and its asset trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)     None.

(e)     None.

(f) WHG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade acquired its Common Shares with working capital and through dividend reinvestment.

Since its most recent Schedule 13D filing, Cascade purchased 523,300 Common Shares with working capital for an aggregate purchase price of $5,729,164.24, excluding commissions. Cascade also acquired 310,572 Common Shares pursuant to a dividend reinvestment plan of the Issuer. Other than the reinvestment of dividends, Cascade paid no consideration to acquire these shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes, from working capital and through dividend reinvestment.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. This may include increasing or decreasing their ownership interest in the Issuer depending upon subsequent changes to market conditions, developments affecting the Issuer, their general investment policies, or other factors.

Michael Larson, Cascade’s business manager, serves on the Issuer’s board of trustees.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past sixty days, Cascade acquired (i) 235,691 Common Shares on October 12, 2022, and (ii) 74,881 Common Shares on September 8, 2022—in each case pursuant to the dividend reinvestment plan of the Issuer (the “DRIP”). The number of shares received pursuant to the DRIP was based on the formula described in the DRIP. Other than the reinvestment of dividends, Cascade paid no consideration to acquire these shares.

(d)    None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 6, 2006, and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on January 9, 2006, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to the Issuer on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.